April 18, 2011

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington D.C. 20549
Attention: Ms. Kate Beukenkamp

Re:
SEC Review of Telular Corporation Form 10-K for Fiscal Year Ended September 30, 2010, Filed December 14, 2010; Definitive Proxy Statement Filed December 20, 2010; and Form 10-Q for the Quarter Ended December 31, 2010, Filed February 14, 2011; File No. 000-23212

Dear Ms. Beukenkamp,

We respectfully submit this letter in response to comments from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission" or “SEC”) received by letter dated March 22, 2011, relating to the Telular Corporation (“Telular” or the "Company") Annual Form 10-K for the year ended September 30, 2010, and the Definitive Proxy Statement as filed December 20, 2010.  We note that the Staff also reviewed the Form 10-Q for the quarter ended December 31, 2010, but there were no Staff comments on this filing.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company's response thereto.  References in this letter to "we", "us" or "our" mean the Company or its advisors, as the context may require.

Form 10-K for Fiscal Year Ended September 30, 2010

Item 1. Business

1.	Patents and Other Intellectual Property, page 9 – Please provide a brief discussion of the duration of your domestic and foreign patent protection. Please refer to Item 101(c)(iv) of Regulation S-K.

Response to Comment #1 – Please see additional language on page 9 of the Form 10-K/A.  As requested, we have expanded that disclosure to address the duration of our domestic and foreign patents.

2.
Major Customers, page 6 – We note that you derived 38% of your revenues from ADT in fiscal 2010.  Please discuss if you have entered into any agreement to provide ADT with your products or services, and discuss the material terms of the agreement.

Response to Comment #2 – We acknowledge the Staff’s comment and have revised the discussion on page 7 of the Form 10-K/A to reflect the basic terms of this agreement.  As described in our revised disclosure, Telular has executed a supply agreement with ADT that dictates the terms and conditions that apply to any purchase by ADT of products or services from Telular.  This agreement does not place any minimum purchase requirements upon ADT.  Instead, it simply governs the process and the general terms upon which ADT will purchase goods from Telular if it chooses to do so.  Since this agreement does not include any minimum purchase commitment on the part of ADT or comparable provisions, and since the terms are not materially different than the terms with other customers, the Company does not believe that the specific terms of this agreement are material to investors in any way and has not previously discussed the terms of this agreement in its periodic reports.

Item 1A. Risk Factors, page 9

3.
General – We note the last risk factor on page 10, which states that your business could suffer if there is a decline in the housing market, or if general economic conditions slow.  Please update your risk factor disclosure to reflect more specifically the current and prospective economic conditions and their reasonably anticipated impact upon your business.

Response to Comment #3 – We believe that this risk factor as originally written adequately communicates our views regarding the potential impact that a slow housing market may have on our business.  It also warns the reader about generally unfavorable economic conditions and the negative impact that these conditions could have on our business.  We do not have any additional information that we believe adds in any way to this discussion.

4.
We rely on limited or sole sources for many of our components….page 11 – You state that your component parts are reaching the end of their manufacturer life cycle and you may not be able to source enough of critical parts in fiscal 2011.  Please discuss the impact of this situation on your business in your Management’s Discussion and Analysis.  Additionally, please discuss steps you are taking to design new component parts and relevant timelines until these newly designed components are ready.

Response to Comment #4 – This risk applies primarily to the fixed cellular terminal (“FCT”) business as opposed to the products we sell as part of our machine-to-machine (“M2M”) applications.  Because the FCT business is not considered part of our key growth strategy, we monitor the components as they approach the end-of-life, and only update the design to include a new replacement component to the extent there is proven demand for a product.  Otherwise, we would likely choose to discontinue the product after offering customers a final chance to purchase it.  For the core M2M products, we are regularly redesigning the product line making sure to avoid all end-of-life issues with our components.  Please refer to the clarifying language included under the “Outlook” portion of Item 7 Management’s Discussion and Analysis on page 20 of Form 10-K/A.

5.
If we are unable to protect our intellectual property rights….page 16 – We note the last sentence on page 16 where you state that you and your competitors are now legally barred from obtaining patents in the “principal countries of Western Europe.”  Please clarify the meaning of this sentence including why you believe you are barred of intellectual property protection in these countries, and which countries you are referring.

Response to Comment #5 – The intellectual property rights relating to Telular's core  intelligent interface can no longer be protected because those patent rights have expired.  When patents expire, they become part of the public domain and are freely available to the public.  Since all of the  intelligent interface patents had  expired for some time, no person, including Telular, can obtain patent protection on the intelligent interface, standing alone, since such patents have entered the public domain.  However, patents protecting the intelligent interface may be obtained using the intelligent interface in unique combinations with other technology.  Please see the clarifying language included in this section.

Our clarifying language on page 17 of Form 10-K/A has eliminated the reference to the principal countries of Western Europe.  However, the foreign countries where Telular has previously filed patents for the intelligent interface (regardless of the expiration date of such patents), include Austria, Belgium, Denmark, France, Germany, Greece, Hungary, Italy, Ireland, Luxembourg, Monaco, Netherlands, Poland, Portugal, Spain, Switzerland and Sweden.

Item 6.  Selected Financial Data, page 21

6.
We note footnote (a) to your table of Selected Financial Data discussing the discontinuation of your FCP segment.  Please update your Item 1 Business section discussion to reflect your current strategy to segregate and classify this business line as discontinued operations.

Response to Comment #6 – The decision to exit the FCP market was made as of June 30, 2008, and the related financial activity has been segregated since that time.  The last activity related to this discontinued operation was recorded in Fiscal 2009, and we do not expect any further activity related to this business line.  Accordingly, we do not believe it is appropriate to include discussion of this business line and further segregation of its results within the Business discussion of our fiscal 2010 Form 10-K.

As noted in our response to Comment #8 below, the FCT business line remains in operation, and its operating results are reported along with the results of all other continuing operations.  We believe the FCT business line is adequately addressed under the “Company Strategy” section within Item 1.

Item 7.  Management Discussion and Analysis of Financial Condition and Results of Operation, page 21

7.
Introduction, page 21 – In the last paragraph on page 22, you state that you believe Telular has 20-30% market share for cellular alarm communicators.  Please discuss the underlying basis of this belief, for example, but not limited to, industry publications or your own market research.

Response to Comment #7 - Our largest competitors in the cellular alarm communicator business line do not publicly disclose specific details of their unit sales and subscriber base, and there are no known reliable publications that provide such information.  Accordingly, Telular’s estimate of its market share of currently active alarm communicators is based upon internal estimates rather than independent third party studies or publications.  Please see the clarifying language on page 20 of Form 10-K/A.

8.
In the second paragraph at the top of page 23 you state that you currently face competition for FCT sales from Ericsson.  However, throughout your disclosure you state that you have discontinued operations for your FCT product.  Please revise your disclosure to reconcile your statement in this section with your disclosure elsewhere.

Response to Comment #8 – The reference made on page 23 to competition from Ericsson is within our Fixed Cellular Terminal business, or FCT.  Telular is still active within the FCT business, and therefore believes that its reference to competition in this space is valid.  The business line that was discontinued was known as the Fixed Cellular Phone business, or FCP.

9.
Recent Developments, page 23 – In the second paragraph on page 23 you state that TankLink has a partner in Latin America, Telefonica.  Please tell us more about this relationship including its materiality, whether you have entered into a formal agreement and any material terms of an agreement.

Response to Comment #9 – Our agreement with Telefonica was executed in November 2009.  Very similar to the agreement with ADT discussed in our response to Comment #2, this agreement dictates the terms and conditions, such as pricing and service requirements, that apply should Telefonica choose to purchase products or services from Telular.  There are no guaranteed purchase commitments from Telefonica, and in over 16 months since executing this agreement, there has been less than $400,000 of revenue recognized under that contract.  Accordingly, Telular is not dependent on the agreement and does not consider it to be material.  Nevertheless, Telular has discussed this relationship in general terms because it recognizes and appreciates the potential for Telefonica to spur growth in its TankLink business.

10.
Liquidity and Capital Resources, page 28 – We note your current Loan and Security Agreement with Silicon Valley Bank, as well as your disclosure regarding current negotiations for a new loan agreement.  Please disclose the material terms of the agreement; for example, applicable interest rates and repayment timeline.  Alternatively, provide a cross-reference to your disclosure on page 49 under Item 8.  Financial Statements and Supplementary Data.  Consider whether the agreement is required to be filed pursuant to Item 601 of Regulation S-K.

Response to Comment #10 – Please see the added cross reference on page 26 of Form 10-k/A to Footnote 8 of our audited financial statements.

With respect to Item 601 of Regulation S-K, we respectfully submit that the agreement is not required to be filed under Item 601 of Regulation S-K.  Paragraph (b)(10) of the Item requires that a registrant file material contracts.  However, it also provides that a contract need not be filed if it has been made in the ordinary course of the registrant’s business, unless the registrant’s business is substantially dependent on the contract.  The Loan and Security Agreement with Silicon Valley Bank provides routine financing to the Company, and has been made in the ordinary course of business.  Given the value of the agreement and its two-year duration, Telular does not consider itself substantially dependent on the agreement.  Accordingly, the Company has concluded that the agreement is not required to be filed pursuant to Item 601 of Regulation S-K.

11.
Critical Accounting Policies – Income Taxes, page 31 – We note that you reversed a significant amount of the valuation allowance related to your deferred tax assets.  Please expand your disclosures to discuss any uncertainties surrounding realization of the deferred tax asset and the material assumptions underlying your determination that the net asset will be realized.  If the asset’s realization is dependent on material improvements over present levels of consolidated pre-tax income, material changes in the present relationship between income reported for financial and tax purposes, or material asset sales or other nonroutine transactions, you should provide a description of these assumed future events, quantified to the extent practicable.  For example, you should disclose the minimum annualized rate by which taxable income must increase during the tax NOL carryforward periods if realization of the benefit is dependent on taxable income higher than currently reported.  Also, if significant objective negative evidence indicates uncertainty regarding realization of the deferred asset, you should identify the countervailing positive evidence relied upon in your decision not to establish a full allowance against the asset.

Response to Comment #11 – Please see the changes made to Income Taxes section of Item 7 on pages 29-30 of Form 10-K/A.  We believe this sufficiently addresses reversal of the valuation allowance as well as risks associated with the future realization of the deferred tax assets.

Item 9A. Controls and Procedures

12.
Management’s Report on Internal Control over Financial Reporting, page 62 – We note your discussion of the evaluation of the effectiveness of disclosure controls and procedures in the first paragraph at page 62.  Please amend to include your conclusion on the assessment of the effectiveness of disclosure controls and procedures in this paragraph as required by Item 307 or Regulation S-K.

Response to Comment #12 – We have revised the conclusion regarding disclosure control and procedures so that such conclusion appears in the paragraph identified by the Staff’s comment as shown on page 30 of  Form 10-K/A.

13.
We refer to your discussion of internal control over financial reporting.  Please amend to revise this section to include a separate conclusion on the effectiveness of internal controls over financial reporting.  Please refer to the guidance in Item 308(a)(3) of Regulations S-K.

Response to Comment #13 – Please see the clarifying language on page 31 of Form 10-K/A, which we believe adequately addresses the Staff’s comment.

Exhibits, page 66

14.	We note footnote (1) indicating confidential treatment for one of your exhibits. Our records reflect no filings where you have requested confidential treatment. Please advise.

Response to Comment # 14 – We agree that there are no exhibits for which we have requested confidential treatment.  The footnote has been deleted from page 35 of Form 10-K/A.

Definitive Proxy Statement Incorporated by Reference into Part III of Form 10-K

General

15.	In future filings please revise your disclosure to include your Equity Compensation Plan Information table as required by Item 201(d) of Regulation

S-K.

Response to Comment #15 – Telular notes the Staff request, and will include information required by Item 201(d) of Regulation S-K in the next filing of its Definitive Proxy Statement that triggers the application of Item 201(d).

16.
Director Compensation, page 9 – We note the table at the bottom of page nine.  In future filings please provide additional discussion regarding restricted stock units and options outstanding; for example, by clarifying how these awards are related to your director stock awards, whether they have been approved, but not yet granted, or any other information necessary to understand these features of your director compensation.  Additionally, please revise your table to include option awards, as applicable, in a column.  Please refer to Item 402(k) of Regulation S-K.

Response to Comment #16 – Telular notes the Staff request, and intends to include information required by Item 402(k) of Regulation S-K in the next filing of its Definitive Proxy Statement to the extent that it has information to report under Item 402(k).  For example, Telular did not include option awards in the table for fiscal 2010 because it did not award any options in such year.

Compensation Discussion and Analysis, page 20

17.
Base Salary, page 20 – We note that in the last sentence in this paragraph that you state that you offer base salaries at the lower end of the comparable range while offering bonus targets above the comparable range.  We also note that on page 22 you discuss what companies you look at and why in determining equity incentive compensation.  In future filings please revise your disclosure to discuss what companies you look at and why in determining base salary compensation.

Response to Comment #17 – Telular notes the Staff request, and intends to provide data points used in determining the base salary range in the next filing of its Definitive Proxy Statement.

Summary Executive Compensation Table, page 26

18.
In future filings please provide a footnote to the Non-Equity Incentive Plan Compensation column identifying whether the earnings were paid during the fiscal year, payable during the period but deferred at the election of the named executive officer, or payable by their terms at a later date.  Please refer to Instruction 2 to Item 402(c)(2)(vii) of Regulation S-K.

Response to Comment #18 – Telular notes the Staff request to clarify the timing of non-equity incentive plan payments, and intends to fully comply with Item 402(c)(2)(vii) of Regulation S-K in the next filing of its Definitive Proxy Statement to the extent that it has information to report under Instruction 2 to Item 402(c)(2)(vii).

Grants of Plan-Based Awards Table, page 28

19.
In future filings please revise your table in the section to provide threshold, minimum and maximum amounts payable if the specified performance targets are reached.  Refer to Instruction 2 to Item 402(d) of Regulation S-K.

Response to Comment #19 – Telular notes the Staff request, and intends to provide the requested information in the next filing of its Definitive Proxy Statement to the extent that it has information to report under Instruction 2 to item 402(d).

20.
Additionally, in future filings please provide narrative disclosure to the summary compensation table and grants of plan-based awards table necessary to an understanding of the information disclosed as required by Item 402(e) of Regulation S-K.

Response to Comment #20 – Telular notes the Staff request, and intends to provide the requested narrative disclosure in the next filing of its Definitive Proxy Statement.

Executive Compensation:  All Other compensation, page 27

21.
We note in footnote (2) to your table on page 27 that you state that the company matches 50% of the first 3% of the employee contributions to the Telular Corporation 401(k) Plan.  However, on page 22 under the heading “Other Compensation” you state that you contribute 6% to your employee 401(k) plan.  Please reconcile.

Response to Comment #21 – Telular acknowledges the conflicting statements within the document.  According to the Telular Corporation 401(k) Plan, the Company matches 50% of the first 6%of income deferrals for each employee, which is how the clause reads within the “Other Compensation” section.  In future filings, Telular will be sure to change the language in the table footnote to ensure consistency throughout.

In connection with Telular's responses to the Staff's comments, on behalf of Telular, we acknowledge:

•	that we are responsible for the adequacy and accuracy of the disclosure in our filings with the Commission,

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to such filings, and

•	we may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please feel free to contact Jonathan Charak, Telular’s Chief Financial Officer, if you have any questions or require any further information.  He can be reached directly at (312) 379-8343 or by email at jcharak@telular.com.

Sincerely,

/s/ Joseph A. Beatty
Joseph A. Beatty
Chief Executive Officer
Telular Corporation